UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

November 3, 2022

YANDEX N.V.

Schiphol Boulevard 165

1118 BG, Schiphol, the Netherlands.

Tel: +31 202 066 970

(Address, Including ZIP Code, and Telephone Number,

Including Area Code, of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Furnished as Exhibit 99.1 to this Report on Form 6-K is a press release of Yandex N.V. (the “Company”) dated November 3, 2022, announcing the Company’s results for the third quarter ended September 30, 2022.

Furnished as Exhibit 99.2 to this Report on Form 6-K is a letter to the shareholders of the Company dated November 3, 2022, to accompany the Company’s press release announcing the results for the third quarter ended September 30, 2022.

  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YANDEX N.V.

Date: November 3, 2022	By:	/s/ Svetlana Demyashkevich
Svetlana Demyashkevich
Chief Financial Officer

INDEX TO EXHIBITS

Exhibit No.	Description
99.1	Press release of Yandex N.V. dated November 3, 2022, announcing results for the third quarter ended September 30, 2022.
99.2	Letter to the shareholders of the Company dated November 3, 2022, to accompany the Company’s press release announcing the results for the third quarter ended September 30, 2022.